Exhibit 99.1

            First letter to Subscribers first mailed January 7, 2003



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Exhibit 99.1

                           Tidelands Bancshares, Inc.



Dear Shareholder:

We would like to update you on the Tidelands Bancshares, Inc. stock offering and formation of Tidelands Bank. Our offering has been extremely successful; as of December 2002, we have received commitments for subscriptions for more than the minimum offering amount of $7,500,000. Funded subscriptions are being held in an escrow account.

After our application was submitted, the Board of Directors determined that we needed a president and chief executive officer (CEO) with more executive community banking experience. Consequently, Jerry Vereen resigned as our CEO in December, and we withdrew our regulatory applications to open the bank. We are currently in the process of selecting a new president and chief executive officer to lead us in the filing of our applications to form a community bank, and we expect to announce our decision soon. Bank organizers are currently interviewing several qualified candidates, all having previous experience as a community bank president and chief executive officer. We intend to move quickly and aggressively, without sacrificing any of the standards upon which we were formed.

In the meantime, we are not accepting any new subscriptions or any payment on any existing subscriptions. We are confident that the Mt. Pleasant and Tri-County area is a lucrative opportunity as proven by the interest of investors, individuals and groups wishing to join our effort. We ask for your patience and continued support.

Should you have any questions, don't hesitate to call any of the Organizers.

Sincerely,

/s/ Barry I. Kalinsky                                /s/ Fred Renken
---------------------                                ---------------
Barry Kalinsky                                       Fred Renken
Chairman                                             Vice-Chairman
Tidelands Bancshares, Inc.                           Tidelands Bancshares, Inc.



P.O. Box 1087            Business (843) 388-8433 (Tide)   875 Lowcountry Blvd.
Mt. Pleasant, SC 29465   Fax      (843) 388 - 8081        Mt. Pleasant, SC 29464